

10036052

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Cole Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6928 W. LINEBAUGH AVENUE
(No. and Street)

TAMPA (City) FLORIDA (State) 33625 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R.J. WOOD (813) 935-6776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUMANN, RAYMONDO & COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

405 N. REO STREET, SUITE 200 TAMPA, FL 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, R.J. WOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.W. Cole Financial, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



CAROL A MARTINEZ
MY COMMISSION # DD712133
EXPIRES September 06, 2011
FloridaNotaryService.com

Notary Public

Signature

PRESIDENT

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. W. COLE FINANCIAL, INC.

FINANCIAL STATEMENTS

together with

INDEPENDENT AUDITORS' REPORT

AND

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

J.W. Cole Financial, Inc.
FINANCIAL STATEMENTS
DECEMBER 31, 2009

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
SUPPLEMENTARY INFORMATION	
Independent Auditors Report on Supplementary Information	9
Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission	10
Reconciliation of Net Capital	11
Computation of Aggregate Indebtedness	12
Statement of Changes in Liabilities	13
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	14-15
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation	16-17
SIPC Assessment Reconciliation	18-19


B

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying statement of financial condition of J.W. Cole Financial, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Cole Financial, Inc. as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
March 8, 2010

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

J.W. COLE FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS	
Cash and cash equivalents	$ 41,517
Deposits with clearing organizations	556,836
Commissions Receivable	158,321
Notes Receivable	60,000
Deposits	11,200
Prepaid expenses	4,018
Other assets, net of accumulated amortization of $8,170	2,446
Property and equipment, net of accumulated depreciation of $55,842	128,818
TOTAL ASSETS	$ 963,156

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 8,535
Accrued expenses	12,000
Retirement plan payable	76,008
Commissions payable	173,831
Rent payable-related party	490
TOTAL LIABILITIES	270,864
STOCKHOLDER'S EQUITY	
Common stock, $12.902 par value, 100 shares authorized, 77.5 shares issued and outstanding	1,000
Additional paid-in capital	76,500
Retained earnings	614,792
Total stockholder's equity	692,292
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 963,156

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Commissions	$ 10,777,270
TOTAL REVENUE	10,777,270
OPERATING EXPENSES	
Commissions	7,857,961
Salaries and wages	1,618,317
Professional fees	151,187
Licenses, taxes - other and FINRA	233,439
Rent	137,299
Consultants	247,467
Insurance	291,483
Office supplies and miscellaneous	358,756
Computer support and technology	117,834
Depreciation and amortization	14,536
TOTAL OPERATING EXPENSES	11,028,279
OPERATING LOSS	(251,009)
OTHER INCOME (EXPENSE)	
Interest income	279,333
Other income	1,078
NET OTHER INCOME	280,411
NET INCOME	$ 29,402

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE, DECEMBER 31,2008	$ 1,000	$ 76,500	$ 585,390	$ 662,890
Net income	-	-	29,402	29,402
BALANCE, DECEMBER 31, 2009	$ 1,000	$ 76,500	$ 614,792	$ 692,292

The accompanying notes are an integral part of these financial statements.

J.W. COLE FINANCIAL, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 29,402
Adjustments to reconcile net income to net cash used by operating activities:	
Depreciation and amortization	14,536
Increase in deposits with clearing organizations	(94,383)
Increase in commissions receivable	(47,139)
Increase in deposits	(11,200)
Increase in prepaid expenses	(4,018)
Decrease in other assets	(1,000)
Increase in accounts payable	8,535
Increase in accrued expenses	2,136
Increase in retirement plan payable	28,747
Increase in commissions payable	57,874
Increase in rent payable	490
Decrease in transition rent advance payable	(100,000)
Total adjustments	(145,422)
Net cash used in operating activities	(116,020)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(3,230)
Decrease in notes receivable	10,000
Net cash provided by investing activities	6,770
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES	
Net cash provided by financing activities	-
NET DECREASE IN CASH	(109,250)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	150,767
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 41,517

The accompanying notes are an integral part of these financial statements.

NOTE A – SUMMARIES OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - The Company is a retail stock brokerage firm that clears trades through a correspondent member of the New York Stock Exchange on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority (FINRA). Its customers are located throughout the United States and the principal office is located in Tampa, Fl. The Company is licensed in several other states without having an office in those states.

Fiscal Year – The Company has elected a calendar year ending December 31.

Property and Equipment –Property and Equipment are recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets (generally three, five or seven years). The costs of replacements, renewals and repairs which neither add materially to the value of the property nor appreciably prolong its life are charged to expense as incurred.

Securities Transactions - The clearing broker required the Company to make a deposit to secure customers accounts. The amount of this deposit is $75,000. The clearing broker has custody of all customer accounts and settles transactions for the Company. The Company charges commissions for transactions and pays the clearing broker for processing the transactions. Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs - Advertising costs are charged to expense as incurred. Advertising expense for the year ended December 31, 2009 was $1,780.

NOTE B - INCOME TAXES

The Company with the unanimous consent of its stockholder has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under this election, the individual stockholder is taxed on their proportionate share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes has been included in the financial statements.

NOTE C – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had a net capital of $454,879 which was $354,879 in excess of its required net capital of $100,000; and aggregate indebtedness of $270,864. The Company's ration of aggregate indebtedness to net capital was .60 to 1.

NOTE D – RELATED PARTY TRANSACTIONS

In January 2008, the Company negotiated a lease for new office space for a period of 36 months ending in December 2010. Payments are made at a monthly rental rate of $10,106. The lease is with an entity owned by the shareholder of the Company.

NOTE E – OPERATING LEASES

In 2008, the Company entered into leases for two company vehicles. The leases have terms of 38 months and end in 2011. The annual lease payments, including applicable sales tax, are as follows:

2008	$11,460
2009	18,275
2010	18,275
2011	10,628

NOTE F - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may expose the Company to the risks of loss in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. The Company monitors the credit standing of counter parties with whom it conducts business on a continuous basis.

NOTE G – COMMON STOCK

The Company is authorized to issue 100 shares of common stock with a par value of $12.902 of which 77.50 shares were issued and outstanding as of December 31, 2009. Distributions are payable when declared by the Board of Directors. During 2009, the Company paid no distribution to its shareholder.

NOTE H – LEGAL MATTERS

From time to time, the Company may become involved in legal actions in the ordinary course of business. In the opinion of management, the ultimate resolution of any such legal proceedings will not have a material or adverse affect upon the Company's operations or financial position. The Company is currently involved in two legal matters which are both in discovery. The Company intends to vigorously defend itself in both cases.

NOTE I - EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan (the "Plan") for all eligible employees at least 21 years of age and at least one year of employment. The Company makes discretionary contributions up to a maximum of 100% match of the employees first 3% of compensation and a 50% match of the employees next 2%. Company contributions to the Plan were $33,880 for the period ended December 31, 2009.

NOTE J - PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is provided on the straight line method based on the estimated useful lives of the assets of 5 to 39 years.

Property and equipment consisted of the following at December 31, 2009:

Leasehold Improvements	$ 70,052
Computers	17,078
Other	4,225
Office furniture and equipment	93,305
	184,660
Less accumulated depreciation	55,842
Total property and equipment	$128,818



Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

We have audited the accompanying financial statements of J.W. Cole Financial, Inc. (the "Company") for the year ended December 31, 2009. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Computation of Aggregate Indebtedness under Rule 15c3-1 of the Securities and Exchange Commission and the Reconciliation of Net Capital are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
March 8, 2010

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

J.W. COLE FINANCIAL, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net Capital		
Stockholder's Equity	$	692,292
Deductions - Non allowable assets		
Property and equipment, net		128,818
Prepaid expenses		4,018
Notes receivable		60,000
Deposits		11,200
Haircut pursuant to 15c3-1 (f)		33,377
Total deductions		237,413
Net capital		454,879
Net capital requirement		100,000
Excess net capital	$	354,879

J.W. COLE FINANCIAL, INC.
RECONCILIATION OF NET CAPITAL
PURSUSANT TO RULE 17a5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital per respondents computation	$	461,458
Audit adjustments		18,599
Allowable assets erroneously reported as nonallowable		(12,020)
Net adjustments		6,579
Net capital	$	454,879

J.W. COLE FINANCIAL, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Net capital per Schedule 1	$	454,879
Total aggregate indebtedness per Statement of Financial Condition	$	270,864
Percentage of aggregate indebtedness per Statement of Financial Condition		60%

J.W. COLE FINANCIAL, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

The Company had no subordinated claims as of December 31, 2009, or at any time during the year then ended.



Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements of J.W. Cole Financial, Inc. (the "Company") for the year ended December 31, 2009 we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company, in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemption provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company did not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system of internal accounting control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in condition or that the degree of compliance with them may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended for the use of management of J.W. Cole Financial, Inc. and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa, Florida
March 8, 2010



Baumann, Raymondo & Company PA

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholder
J.W. Cole Financial, Inc.
Tampa, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by J.W. Cole Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating J. W. Cole Financial, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). J.W. Cole Financial, Inc.'s management is responsible for J.W. Cole Financial, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baumann, Raymondo & Company, PA

BAUMANN, RAYMONDO & COMPANY, PA
Tampa Florida
March 8, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

SIPC-7T
(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Carlson (813)935-6776

2. A. General Assessment (item 2e from page 2 (not less than $150 minimum)) $ 2,051

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (642)
8/13/2009
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 1,409

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ -0-

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,409

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.W. Cole Financial, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 4th day of March, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 8,461,471
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		55,907
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		55,907
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		7,696,673
(2) Revenues from commodity transactions.		-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-0-
(4) Reimbursements for postage in connection with proxy solicitation.		-0-
(5) Net gain from securities in investment accounts.		-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -0-	
Enter the greater of line (i) or (ii)		-0-
Total deductions		7,696,673
2d. SIPC Net Operating Revenues		$ 820,705
2e. General Assessment @ .0025		$ 2,051 (to page 1 but not less than $150 minimum)